Exhibit 1

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

CWRE SSF Securities Holding, LP

Purchase of Class A Common Stock	26,966	4.9501	07/31/2026
Purchase of Class A Common Stock	54,299	4.9749	08/04/2026
Purchase of Class A Common Stock	26,122	4.9476	08/11/2026
Purchase of Class A Common Stock	85,217	4.6511	09/03/2026
Purchase of Class A Common Stock	84,782	4.4856	09/10/2026